Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on September 27, 2021.

Interview on MTN News

Speakers:

Craig Hurlbert – Co-CEO

Russ Riesinger – MTN News

Russ Riesinger:

It’s something you may not give a lot of thought to where the vegetables on your plate come from but one company with Montana roots has, and it’s setting its sights on changing agriculture by bringing innovation to indoor farming.

Craig Hurlbert:

Indoor agriculture is here to stay and will make a big impact in the food supply system globally.

Russ:

The last time we caught up with Craig Hurlbert the Billings native was making a run for the state senior amateur golf title.

Craig:

We started the business about three and a half years ago now.

Russ:

Now Hurlbert is hoping to be a game changer in the world of indoor agriculture.

Craig:

The world’s going to need 70% more food in just 30 years, and yet we’ve lost about 40% of the land that’s farmable, so we have a massive problem coming.

Russ:

Hurlbert is co-founder of Local Bounti an indoor agriculture company that built its first greenhouse in Hamilton and has plans for several more in the Northwest as it prepares to go public in coming weeks. The company grows leafy greens like lettuce and herbs with technology that provides some big advantages to traditional farming.

Craig:

Our technology uses 90 to 95% less water, 90% less land. No herbicides, pesticides, and year-round production, it’s grown by local farmers from local communities for the consumption of local people, it’s just a much better product than we’ve been used to, and it’s grown more sustainably so it’s a very, very exciting technology, and it’s really exciting to be doing it right here in the state of Montana, as a starting point for us.

Russ:

Hurlbert says a main advantage is a quicker trip to the store and fresher vegetables for consumers.

Craig:

It is barely even touched by a human hand doesn’t even need to be washed, it could go straight from our facility into a package into your home and that product can last three to five weeks in your refrigerator.

Russ:

In Hamilton, I’m Russ Riesinger receipt reporting for MTN News.

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.report or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.